March 6, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 22, 2013, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012 Correspondence dated February 11, 2013 File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter in response to the staff’s comments set forth in the staff’s letter, dated February 22, 2013, regarding the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission (“SEC”) on March 14, 2012 (the “Annual Report”). For your convenience, the staff’s comments in its most recent letter of February 22, 2013 are included below and we have ordered our responses accordingly.

Our responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Description of Business, page 5

Staff Comment No. 1

Please explain the use of the term “commercial production” or remove it from your disclosure. As a company without a proven or probable reserve you must be in the exploration stage pursuant to Section (a)(4)(i) of Industry Guide 7.

Company Response:

In future filings, we will remove the term “commercial production” from our disclosure unless such disclosure relates to our development or production of proven and probable reserves under Industry Guide 7.

Staff Comment No. 2

Please revise to remove estimates of production tonnages that are based on mineral resources. In this regard we note your reference to 600,000 to 1,100,000 pounds per year of uranium.

Company Response:

In our future filings, we will remove estimates of production tonnages which are based on mineral resources and not proven and probable reserves under Industry Guide 7.

Notes to the Consolidated Financial Statements, page F-8

4. Construction in Progress, page F-11

Staff Comment No. 3

We have considered your response to prior comment 3, noting your conclusion that the costs incurred for your processing facility are capitalized under the provisions of CON 6 and ASC 360 based on your assertion that these costs were incurred for probable future economic benefits. We do not agree with your position that these costs are recoverable through processing of uranium enriched solution obtained from your properties because you do not have proven or probable reserves established on your properties. We believe the future economic benefits are uncertain when you do not have proven and probable mineral reserves established. We also note your consideration to recover the processing facility costs through providing processing services to other mining companies, sale of the facility to a 3rd party, or a combination of these alternatives. To demonstrate your ability to recover the processing facility costs through alternative future use, please provide us with your detailed internal analysis of the expected proceeds and associated costs from each of the alternative future use considered. In your response, please provide contracts, letters of intention, or other compelling evidence to support your assumptions.

Company Response:

In considering our capitalization policies of our property and equipment under ASC 360, we have relied on the following relevant information to demonstrate our reasonable expectation of our ability to recover the property and equipment costs.

Our primary business plans do not reflect cash flows that could be earned from alternative scenarios and uses for the facility, such as by toll processing for other mining entities, and we do not have executed contracts or letters of intent in relation to such activities to generate cash. However, we are of the view  that alternative productive uses exist that provide more than a reasonable expectation that our processing facility installed on-site will generate probable future economic benefits even if our recovered resources do not ultimately meet our expectations.

Our assessment of the market for processing facilities is based on an accumulation of public information related to common business practices for other uranium mining companies, other observable transactions in the Powder River Basin, the development and recovery rates for uranium expected within the Powder River Basin generally, published market conditions related to uranium demand and development, and our knowledge of similar arrangements executed or negotiated within the Powder River Basin.  Taken together we believe that these factors illustrate a market for both the sale of our plant and the use of our plant as a toll processor for uranium.  We also believe that these factors indicate that this market would support the recovery of costs incurred to construct the plant regardless of whether we are able to recover those costs from the processing of our own products.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

A forecast of the future economic benefits that can be obtained from any asset is inherently uncertain.  We have an underlying business rationale for constructing a processing facility at this location which reflects the opportunities for our industry in this region which we consider sufficiently compelling to conclude that the realization of future economic benefits from the use of the facility is probable. It is appropriate, therefore, to further describe the current economic environment and conditions in which we are operating.

Over half of the uranium production in the United States is produced through the in-situ recovery (“ISR”) method, also known as in-situ leach (“ISL”) method.  The US Energy Information Administration reports that Wyoming has the largest uranium reserves of any State. In terms of actual uranium production, Wyoming is the leader with two existing producing ISR mines, both of which are located in the Powder River Basin in the area where our properties are located.  The map below identifies the existing producing mines and some of the proposed ISR mines in Central Wyoming, including the Powder River Basin.

Third party processing of uranium is a common business practice in ISR uranium mining and in our region in particular.  We are regularly involved in discussions with neighboring parties about the most efficient locations for processing any particular production base.  Our processing facility is meant to serve as a centralized processing facility for production from our non-contiguous properties, as well as for processing other nearby production bases which can be trucked or transported by pipeline to our processing facility.  Further information, about our property and the characteristics of other properties in the area, which represent additional potential sources of alternative raw material for production and generation of cash flows, is explained in more detail below.  When considered together, these characteristics support the capitalization of our investment in our processing facility as property and equipment assets.

The U.S. Energy Information Administration (EIA) has updated its estimates of uranium reserves for the year ended 2008, which is the latest information publicly available.  These updates represent the first revision of the estimates by the EIA since 2004.  In 2008, according to these estimates, Wyoming led the nation in total uranium reserves with about one-half of the estimated reserves in the U.S. which could effectively be made available at costs of less than $100 per pound of U3O8, and about one-half of the estimated reserves which could effectively be made available at costs of less than $50 per pound of U3O8.   Uranium reserves in underground mines constituted just under half of the available product at costs less than $100 per pound U3O8.  At costs of less than $50 per pound of U3O8, however, uranium available through in-situ leaching (ISL) was about 40 percent of total reserves, somewhat higher than uranium in underground mines in that cost category.  ISL is currently the dominant mining method for U.S. uranium production.  It is customary during the evolution of an ISR project to consider a variety of potential processing options, including consideration of processing through existing facilities in place, as we have demonstrated through our arrangement with Cameco and our recent unsuccessful bid to purchase a nearby facility.

As indicated by the table below, the existing uranium production capacity within the State of Wyoming falls far short of the reserves estimated within the state by the US EIA, which would indicate a clear long term need for additional production facility capacity.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

US Forward-Cost Uranium Reserves in Wyoming(1)(2008):     220,000,000 lbs. U3O8

Production Capacity in Wyoming(2) (2012)

Project/Plant	Status	Capacity
Lost Creek	Under Construction	2,000,000
Smith Ranch - Highland	Operating	5,500,000
Ross	Partially Constructed	3,000,000
Nichols Ranch	Under Construction	2,000,000
Jab/Antelope	Developing	2,000,000
Moore Ranch	Permitted and Licensed	500,000
Willow Creek	Operating	1,300,000
Total Production Capacity (2012)		16,300,000 lbs. U3O8
Shortfall of production capacity as compared to uranium resources		203,700,000 lbs.

(1)	Source: U.S. Energy Information Administration.

The U.S. uranium ore reserves reported by EIA for specific MFC categories represent the sums of quantities estimated to occur in known deposits on properties where data about the ore grade, configuration, and depth indicate that the quantities estimated could be recovered at or less than the stated costs given current mining and milling technology and regulations. There is no known conversion factor to measure proven and probable reserves.

(2)	Source: U.S. Energy Information Administration.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

 Appendix 1 lists twenty-two active ISR projects in Wyoming, most of which are in the exploration/development stage.  Our significant properties are included in this list.  As can be seen on the following properties map, our properties are central to the two established and producing Wyoming ISR uranium mining operations.  During the last decade, the area where we are constructing our processing facility (the Powder River Basin), is the only area in the State that has had a history of producing uranium mines.

The map below shows our Powder River Basin properties and the close proximity of properties currently under production held by Cameco and Uranium One. Both of these companies have properties which are closer to Nichols Ranch than their own processing facilities. Given these facts, it is logical that these three companies would contemplate cooperative arrangements which would allow each to mine their properties as economically as viable.  Our toll processing agreement with Cameco is illustrative of the kind of collaboration arrangements which are common among mining companies operating in close proximity to one another. The lead time to permit a mine and a processing facility and bring them both into production is so lengthy that there are strong economic and business incentives for taking advantage of opportunities to contract for processing services at a processing facility which is nearby and already permitted, built and operational, or to acquire a facility through an outright acquisition of an existing nearby facility.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

PROPERTY LEGEND
URANERZ ENERGY CORP.
(Areas controlled by Uranerz)
CAMECO RESOURCES
URANIUM ONE
IRIGARAY ISR PLANT
CAMECO NORTH-BUTTE
CHRISTENSEN RANCH ISR MINE
MOORE RANCH
RUTH ISR TEST MINE
SMITH RANCH HIGHLAND PROJECT
6 Miles (10Km)
192
50
387
1
2
3
4
5
6
URANERZ PROJECTS
UNITS BEING PERMITTED =
UNITS FULLY PERMITTED =
1 NICHOLS RANCH
2 HANK
3 JANE DOUGH
4 RENO CREEK
5 WEST NORTH-BUTTE
6 NORTH ROLLING PIN
Uranerz
ENERGY CORPORATION

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

The following examples demonstrate the demand and market for the alternate uses considered by Uranerz and its management for our processing facility at Nichols Ranch which we believe to be indicative of how other market participants (potential customers) would assess the market:

●
Starting in 2008 and continuing to date, the Company held numerous discussions with neighboring operators regarding the processing of uranium.  One of the results of these negotiations is our toll processing agreement with Cameco, previously provided.  We continue to examine alternate methods to process resources which are nearby or adjacent to our Nichols Ranch processing facility. These discussions include the possibility of Uranerz processing uranium from two properties that are closer to the Nichols Ranch processing facility than the owner’s processing facility.

●
From late 2008 to date, we have held discussions with the owners of a project in the permitting and licensing stage regarding the joint development of our respective Reno Creek properties; a mutual back slope agreement has been signed and toll processing at our Nichols Ranch processing facility is being considered, although no agreement has been reached. The owners are pursuing their licenses for mining operations, after which processing alternatives can be brought to the forefront for negotiations.

Except for our toll processing agreement whereby we will ship our uranium-loaded resin to Cameco’s processing facility for further processing, none of these alternative uses for our processing facility are currently in place because the Company’s primary objective was to construct the Nichols Ranch facility to process its own resources.  Discussions are underway, however, for Uranerz to provide a neighbor with primary processing for a nearby property. These alternatives do, therefore, provide additional economically viable opportunities to recover the cost of our uranium processing facility in the Powder River Basin of Wyoming where the Nichols Ranch facility is currently being constructed.  Based on these discussions, Uranerz believes that the Company could reach an agreement with one of several neighboring miners to perform contract processing.

A market/demand for a uranium processing facility does exist in the Powder River Basin.  The hurdle of achieving licensing, permitting and construction of such a facility is a significant barrier for new entrants to this market.  We have passed the first two hurdles (licensing and permitting), and are currently near completion of the construction phase.  Any potential new entrant in this area would first be required to complete the lengthy licensing and permitting process (which in the Company’s case took 42 months).

In our discussions with third parties for potential toll processing, and in assessing alternative processing arrangements available to the Company, we have generally used pricing assumptions based on cash cost plus 20% for partial processing (the mark-up on our Cameco toll processing agreement was 28%), and full costs plus 20% with an additional escalation factor on non-controllable inputs (power, cement, chemicals etc.) for all inclusive processing.

The operating costs from our 2010 feasibility study are based on a full processing plant at Nichols Ranch.

From the FS- Table 3 Operating Costs ($/pound)

Table S-3	Operating Costs
Operating costs	$ 15.84
Capex	$ 6.56
Contingency	$ 3.38
Total	$ 25.78

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

Based upon our toll processing experience and industry practice we could expect to realize an operating profit margin of approximately $5.16/lb. Our processing facility is licensed for annual production of 2,000,000 lbs. Our operating costs, however, are based upon producing an average of 636,000 lbs. per year. The neighboring projects and the federal estimates of uranium resources indicate a substantial deficiency of production capacity; thus, we estimate that our annual toll processing could be in the 500-600,000 lbs./year range over a ten year period. This would yield net value, undiscounted, of approximately $28 million compared to our estimated construction cost of $15 million which would recover our investment.

These costing and pricing parameters would yield reasonable economic returns.  Our analysis supports our position that the processing facility has future economic benefits beyond the processing of any of our own minerals.

SALE OF PROCESSING PLANT TO A 3RD PARTY – MARKET FOR PROCESSING FACILTY

Another option for recovery of the costs incurred in constructing the plant is to sell the processing facility outright. The following example illustrates that a market exists for a processing facility in the Powder River Basin.

From late 2008 through the spring of 2009, Uranerz, in concert with a producing uranium company, conducted extensive economic analyses of Uranerz’ uranium properties and neighboring uranium properties resulting in our bid to acquire a nearby uranium processing project for the purpose of satisfying our future processing needs in the area.  Uranerz personnel as well as the staff of our joint bidder completed very thorough and detailed evaluations of that uranium processing facility.  Our bid document is available on a confidential basis. The Company’s bid was ultimately not accepted and the successful bidder, which was our competitor in this area, publically reported that it had acquired that facility for $35 million in early 2010.  The assets sold included a licensed and permitted ISR processing plant and associated U3O8 resources.  The processing plant is very similar is scope and capacity to the plant that we are now in the process of constructing.  Following our unsuccessful bid, our management together with independent consultants, upgraded our 2008 Preliminary Economic Assessment to further refine the initial estimates resulting in a business case for constructing our own processing facility.
Based upon the actual processing facility sale transaction in 2009, and economic assessments published by Peninsula Energy Ltd., Ur Energy Inc., Powertech Uranium Corp. and Bayswater Uranium Corp., a processing facility of a size similar to our processing facility, in the Powder River area, will have an approximate cost and value in the $15-$30 million range, depending upon capacity and specific configuration.  Our capitalized cost estimates for our Nichols Ranch facility in our 2008 and 2010 economic analysis were within this range and the fair value of the completed facility will be in excess of the capitalized costs of approximately $15 million,

Further, each of the four aforementioned companies’ economic analysis demonstrated the economic viability of an in-situ uranium processing plant with similar features to the one Uranerz is constructing.  To date, only one of these companies (not in the Powder River Basin) has commenced construction of its own processing facility.

We believe the analysis supporting the alternatives outlined above support the Company’s position that our processing facility has future economic benefits beyond the processing of our own minerals.

In addition, we acknowledge that:

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely, Uranerz Energy Corporation

/s/ Benjamin Leboe

Benjamin Leboe Senior Vice President, Finance and Chief Financial Officer

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com
1701 East E Street

APPENDIX 1

Source: World Information Service on Energy Uranium Project
http://www.wise-uranium.org/index.html

Willow Creek (ISL)
(formerly Christensen Ranch / Irigaray)

Operating

End 2009	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			1,557 t U	5,949 t U
Ore grade:			0.088% U	0.093% U

Uranium One

Jane Dough project

Doughstick and North Jane properties, Campbell County
Jan. 2010	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			99 t U	273 t U	34 t U
Ore grade:			0.075% U	0.067% U	0.047% U

Uranerz

South Doughstick, Campbell and Johnson Counties
Feb. 2010	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			277 t U	603 t U	73 t U
Ore grade:			0.10% U	0.10% U	0.081% U

Uranerz

Gas Hills (PRI) - Peach project (ISL), Fremont/Natrona Counties

End 2011	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:		923 t U	1,308 t U	7,231 t U	500 t U
Ore grade:		0.093% U	0.068% U	0.093% U	0.059% U

Cameco
The facility now is licensed as a satellite to the Smith Ranch facility.

Gas Hills (STM) project, Fremont County

Day Loma, George-Ver, Jeep, Loco-Lee, Rock Hill properties
Day Loma and Rock Hill
April 16, 2012	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:					2,154 t U
Ore grade:					0.10% U

Strathmore

Nichols Ranch project (ISL)

June 2009	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:				1,135 t U
Ore grade:				0.10% U

Uranerz

North Rolling Pin

June 2010	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			148 t U	107 t U
Ore grade:			0.053% U	0.044% U

Uranerz

Hank Unit

May 1, 2008	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			860 t U		95 t U
Ore grade:			0.10% U		0.074% U

Uranerz

West North-Butte Satellite Properties, Campbell County

Dec. 18, 2008	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			1,091 t U		1,032 t U
Ore grade:			0.13% U		0.10% U

Uranerz

North Butte / Brown Ranch project (ISL), Campbell County

End 2011	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:		1,423 t U		4,731 t U	308 t U
Ore grade:		0.076% U		0.068% U	0.051% U

The facility now is licensed as a satellite to the Smith Ranch facility.

Cameco

Ruth project (ISL)

End 2011	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:				808 t U	154 t U
Ore grade:				0.076% U	0.068% U

The facility now is licensed as a satellite to the Smith Ranch facility.

Cameco

Reno Creek project (ISL), Campbell County

Reno Creek Property (Private mineral leases)
Oct. 14, 2010	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			1,070 t U	581 t U
Ore grade:			0.052% U	0.042% U

Uranerz

Reno Creek Property (Federal claims), Southwest Reno Creek, Moore, Bing, Pinetree

Dec. 13, 2012	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			3,223 t U	5,192 t U	596 t U
Ore grade:			0.049% U	0.042% U	0.042% U

Bayswater

Reynolds Ranch project (ISL)

End 2008	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:		500 t U	38 t U	3,192 t U	1,808 t U
Ore grade:		0.068% U	0.11% U	0.051% U	0.034% U

Cameco

Lance ISL project, Crook County

Ross, Kendrick, Barber

Dec. 2012	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			1,738 t U	4,862 t U	14,044 t U
Ore grade:			0.042% U	0.042% U	0.040% U

Peninsula Energy

Shirley Basin ISL project

End 2011	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			115 t U	1,577 t U	423 t U
Ore grade:			0.14% U	0.093% U	0.085% U

Cameco

Sky ISL project, Fremont County

Mar. 2007	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:				365 t U	21 t U
Ore grade:				0.06% U	0.04% U

Strathmore

Smith Ranch (ISL), Converse County

End 2011	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:	1,038 t U	1,500 t U	1,962 t U	7,154 t U	2,538 t U
Ore grade:	0.093% U	0.068% U	0.093% U	0.051% U	0.042% U

Cameco

Northwest Unit (ISL)

End 2008	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:				885 t U	192 t U
Ore grade:				0.025% U	0.034% U

Cameco

Ruby Ranch deposit (ISL)

End 2011	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:				1,577 t U	77 t U
Ore grade:				0.068% U	0.12% U

Cameco

Moore Ranch deposit (ISL), Campbell County

	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			2261 t U		34 t U
Ore grade:			0.085% U		0.086% U

Energy Metals

Lost Soldier deposit (ISL), Sweetwater County

May 30, 2006	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			1,923 t U	2,769 t U	692 t U
Ore grade:			0.054% U	0.055% U	0.047% U

Ur Energy

Lost Creek deposit (ISL), Sweetwater County

April 4, 2012	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:			1,615 t U	1,596 t U	1,104 t U
Ore grade:			0.047% U	0.045% U	0.042% U

Ur Energy

Bison Basin project (ISL), Fremont County

1985	Reserves		Resources
	proven	probable	measured	indicated	inferred
Size:	1323 t U	653 t U		1623 t U	420 t U
Ore grade:

Wildhorse Energy